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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03)           CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
                                                      --------------------------
                                                      CUSIP NUMBER
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(Check One): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended: December 31, 2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Willbros Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098
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Address of Principal Executive Office (Street and Number)

Panama, Republic of Panama
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/  (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                        (Attach extra Sheets if Needed)

Willbros Group, Inc. (the "Company") is filing Form 12b-25 because it needs additional time to file its Annual Report on Form 10-K, which is due on March 16, 2005. The primary reason for the delay is the ongoing independent investigation by the Company's Audit Committee into facts and circumstances surrounding the activities of a former senior executive, which included the filing of improper tax returns in Bolivia, undisclosed related party transactions, and other irregularities, and the resulting restatement of the Company's financial statements for the years 2002, 2003 and the first three quarters of 2004. In addition, the Company has not finalized its assessment of internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act.

The Company is currently evaluating the information it has obtained regarding the activities of its former executive and the potential impact those activities may have on its financial position at December 31, 2004. Because the independent investigation is still ongoing, management cannot yet determine its potential financial impact.


PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


        Warren L. Williams              713                 403-8064
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               (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                           Yes /X/ No / /

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              Yes /X/ No / /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Willbros Group, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 16, 2005                       By  Warren L. Williams
    ------------------------------------     -----------------------------------
                                              Senior Vice President, Chief
                                              Financial Officer and Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

           EXPLANATION REFERRED TO IN PART IV, ITEM (3) OF FORM 12B-25


The Company is currently evaluating the information it has obtained regarding the activities of its former executive and the potential impact those activities may have on its financial position at December 31, 2004. Because the independent investigation discussed in Part III of this Form 12b-25 is still ongoing, management cannot yet determine its financial impact. Moreover, the Company will restate its financial results for the years ended December 31, 2002 and 2003, and the first three quarters of 2004. Although the Company anticipates that its 2004 Form 10-K will include significant changes in results of operations from the corresponding period for the last fiscal year, as of the date of this filing, the Company is unable, without unreasonable effort and expense, to provide a narrative or quantitative assessment of those changes.